                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 FORM 10-SB/A-1


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         PRO TECH COMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its charter)


                    FLORIDA                                 59-3281593
          -------------------------------               --------------------
          (State or other jurisdiction of                 (I.R.S. Employer
          incorporation or organization)                 Identification No.)


             3311 INDUSTRIAL 25TH STREET, FT. PIERCE, FLORIDA 34946 (Address of principal executive offices, including zip code)


          Issuer's telephone number:  (407) 464-5100


          Securities registered under Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered

                None                                            None
          --------------------                  -------------------------------


          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $.001
          ---------------------------------------------------------------------
                                (Title of class)

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

GENERAL

          Pro Tech Communications, Inc. (the "Company") was incorporated in the State of Florida on October 5, 1994. From August 30, 1991 to October 31, 1994, the Company's business was conducted by Pro Tech Systems, a limited partnership organized under the laws of the State of California. Keith Larkin, the President, Treasurer and Chairman of the Board of the Company, was the general partner of Pro Tech Systems and there were 12 limited partners in the limited partnership. From the formation of Pro Tech Systems in August 1991 until June 1993, the limited partnership was involved in engineering and designing lightweight telecommunications headsets as well as preliminary marketing efforts for the product. From June 1993 until October 1994, Pro Tech Systems was engaged in limited manufacturing and marketing activities for its product. On November 1, 1994, all of the assets of Pro Tech Systems were transferred to the Company as consideration for the issuance of 2,000,000 shares of the Company's common stock, par value $.001 per share (the "Common Stock"), which were subsequently distributed on a pro rata basis to each of the partners of the partnership. As of December 13, 1994, Pro Tech Systems was formally dissolved.

          The Company presently designs, develops, manufactures and markets lightweight telecommunications headsets employing what the Company believes are new concepts in advanced lightweight design and marketing strategies involving the sale of the Company's product directly to the commercial headset market as a replacement for its competitors' products. The Company presently manufacturers and markets its first design for the commercial headset market comprised of fast food companies and other large quantity users of headset systems, and is in the process of completing development of a second design for the telephone user market, which includes telephone operating companies, government agencies, business offices, and professional telephone centers. The Company will commence testing this product in the fourth quarter of 1996.
The Company's business strategy is to offer lightweight headsets with design emphasis on performance and durability at a cost below that of its competitors.

          The Company intends to concentrate its efforts on the production of that portion of the telephone headset that the user wears. There are two components to a complete telephone headset. The first is the headset component that the user wears, consisting of a receiver capsule and a voice tube. The second is the electronic amplifier component which plugs into the telephone system to be operated. Of the two components, the electronic amplifier is relatively more complex, time consuming and costly to produce as it requires many variations to interface with the wide variety of telephone systems in the market and generates higher labor and material costs. The electronic amplifier also generally offers lower profit margins than the headset component. As a result, the Company presently does not intend to produce electronic amplifiers, but will concentrate its efforts on the production and distribution of the headsets having the capability of connecting to and interfacing with the various electronic amplifiers and telephone systems currently in use. The Company is conducting its own market study to determine whether it would be financially viable for the Company to produce its own electronic amplifier. The Company believes the study will be completed in the fall of 1996. If it is determined to proceed with the production, marketing and sale of an amplifier, the Company anticipates spending approximately $200,000 to research and develop the product.

INDUSTRY BACKGROUND


             The lightweight telephone headset industry commenced in 1961 when Plantronics, Inc. ("Plantronics"), a company founded by Keith Larkin, the Company's President, Treasurer and Chairman of the Board, began marketing and selling the first lightweight telephone headset under a patent issued to Mr. Larkin. Mr. Larkin remained with Plantronics until May 1967, at which time Plantronics was the principal manufacturer of lightweight telephone headsets in the world, and its products were standard on the National Aeronautics and Space Administration's Mercury, Gemini, and Apollo moon flights. See "DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS." Today, Plantronics is the world's largest lightweight telephone headset manufacturer, with approximately $170 million of net sales for the 1995 fiscal year.


             The Company estimates that sales of lightweight telephone headsets exceeded $200 million in 1995 with the market dominated by two companies - Plantronics and ACS Wireless, Inc. ("ACS Wireless") - which were both founded by Keith Larkin and which both produced headsets under his patents. Product lines of the Company's competitors generally share similar configurations, and are marketed at higher prices than the headset offered by the Company.

             Designed specifically for air traffic controllers and other aerospace applications, the first headsets were intended as a replacement for the heavy, bulky headsets then in use. While lightweight telephone headset continue to be used for such purposes, today telephone headsets are predominantly used as a substitute to telephone handsets by a wide variety of users, including telephone operating companies and telephone call centers (such as airline reservations, catalog sales and credit collection operations) and to a lesser extent, by business persons and other professionals whose occupations require extensive, though not constant, use of the telephone. In comparison to handsets standard on most telephones, telephone headsets provide users with the ability to perform other tasks while communicating via telephone and as a result are designed to allow users to work more effectively and efficiently.
In comparison to speaker phones, telephone headsets provide greater communications clarity and security. The Company believes that these advantages will lead to increased demand for telephone headsets.

             Telephone headsets also have commercial applications, primarily two-way radio communication systems, such as those used by fast food attendants to communicate with patrons and other personnel. Personal computer applications for telephone headsets include audio input and output via voice command, voice dictation and integrated voice telephone functions.

PRODUCTS

             The ProCom. The Company's initial entry into the lightweight telephone headset market is the "ProCom." Weighing less than 2 ounces, the ProCom is worn by users over the head by means of a springsteel wire headband and a cushioned earphone. Attached to the earphone, which may be worn over either ear, is an adjustable boom which connects to the ProCom's microphone. The ProCom headset connects to the electronic amplifier or telephone system by means of a tensile cable at the end of which is attached an adaptor capable of interfacing with the particular electronic amplifier or telephone system employed by the user. Through the use of different adapters, the Company is currently able to equip the ProCom to be compatible with all of the electronic amplifiers and telephone systems currently in use. The ProCom will be offered in direct competition with all models offered by Plantronics, ACS Communications, GN Netcom, Inc. and UNEX Corporation. See "DESCRIPTION OF BUSINESS - Competition." The Company is presently selling the ProCom to distributors at prices ranging from $28.00 to $49.00 per headset, and the product is sold by the Company to retailers for $54.00 per headset.


             The Trinity. The Trinity has been designed for users in noisy office environments. The Company is currently in the process of developing the Trinity for manufacture and sale. The Company anticipates completing the development of the product by the fourth quarter of the 1996 calendar year. Unlike other headsets currently available, the Trinity will employ a light (1/2 ounce) "acoustical ear cup" which completely surrounds the users' ear. The perimeter of this cup rests lightly in a broad area of contact around the ear, rather than against or in the ear itself, which the Company believes will allow the user to wear the Trinity in comfort for extended time periods. Moreover, by enclosing the ear, the acoustical ear cup reduces background noise, thereby significantly improving the clarity and strength of reception from the earphone. The Trinity has been designed as a comfortable and lightweight alternative to the bulky commercial sound suppressant headsets which are presently the only headsets available to users operating in noisy office environments. The Trinity can be worn in one of two mounting methods: (i) over the ear (without a headband) by means of a contoured ear piece inserted within the acoustical ear cup for positioning on either the left or right ear; or (ii) over the head, by means of a detachable headband which can support either one or two earcups. Like the ProCom, the Trinity will be produced with a choice of adapters capable of interfacing with the electronic amplifiers and telephone systems of most major manufacturers. The Company presently intends to sell the Trinity to distributors at prices ranging from $46.00 to $54.00 per headset, and the product is expected to be sold by the Company to retailers for $68.00 per headset.



             The Freedom. The Company intends to introduce the Freedom headset for sale in the fourth quarter of 1996. After conducting its own market research, the Company determined that there is a demand for a headset which combines both the over-the-head and over-the-ear features. As a result, the Company designed the Freedom to incorporate both of these features, which should enhance the Company's ability to market the product to cellular, personal computer and small office telephone users. The Freedom is a commercial adaptation of the headset that the Company has designed for use by the National Aeronautics and Space

Administration ("NASA"). Boeing Defense and Space Group ("Boeing") is a prime contractor for NASA, and as such has the responsibility to choose certain components and products used in NASA's space program. The Company was chosen by Boeing as a supplier of telephone headsets for NASA projects after the Company provided Boeing with product specifications which met NASA's requirements for the product. Boeing also subjected the Company's product to various tests in order to ensure that the product would function under conditions for space travel. See "DESCRIPTION OF BUSINESS - Marketing and Sales."


             The Freedom is a smaller design of the Trinity, with some components reduced by 20% in order to create a lightweight headset. The ear speaker and microphone positioning can be adjusted by the user of the headset, thereby allowing the product to fit numerous head and ear sizes. In addition, the Freedom has a detachable headband allowing users the choice of wearing the headset over the head or over the ear. The Company presently intends to sell the Freedom to distributors at prices ranging from $28.00 to $49.00 per headset, and the product is expected to be sold by the Company to retailers for $54.00 per headset.


             The disparity in price between the cost to distributors and retailers for each product described in this section is primarily a result of a shifting of direct selling expenses from the Company to distributors. These expenses, which average approximately $10.26 of the individual unit retail price, have been accepted by distributors in return for a lower average purchase price. The Company offers lower prices for its products to distributors which purchase certain quantities of products to increase sales and gain market share for the Company's products.


MARKETING AND SALES


             The Company presently intends to market its products primarily through its officers and staff, utilizing industry contacts and calling upon potential purchasers. The Company plans on supplementing the marketing efforts of its employees by using independent sales representatives after all of the Company's products have been introduced into the market.



             The Company markets and will continue to market its headsets directly to the commercial headset market as a replacement for its competitors' headsets. Examples of such purchasers include fast food companies and franchisees and other large quantity users of commercial headset systems. The Company has entered into a non-binding business relationship agreement with McDonald Corporation ("McDonald") which allows the Company to sell its products on a non-exclusive basis to McDonald franchisees and company-owned restaurants. Initial test sales to McDonald and its franchisees by the Company and Pro
Tech Systems totaled $424,300 in 1994, which included sales of over 8,000 headsets to more than 3,500 McDonald restaurants. These numbers have increased by over 18,600 headset sales to more than 7,000 restaurants during the fiscal year ended October 31, 1995. Sales of 9,375 headsets were made to a total of approximately 1,000 new customers during the first six months of the current fiscal year. The sale of the Company's products to McDonald-owned restaurants and franchisee restaurants represented approximately 60% and 35% of the Company's net sales for fiscal year 1995 and the first six months of fiscal 1996, respectively.

             As the Company expands, it will direct its marketing and sales efforts at: (i) telephone operating companies; (ii) telephone system manufacturers; (iii) personal computer manufacturers; and (iv) government agencies. Manufacturers of new telephone systems and other telecommunication equipment that utilize headsets have been targeted by the Company as a developing market for telephone headsets. Although the Company presently intends to attempt to sell its products to Rockwell, Northern Telecom Teknetron, and other large telephone headset users, there can be no assurance that the Company will be successful in such efforts. Another potential large volume purchaser of headset are manufacturers of personal computers, especially if and when headsets become a standard personal computer accessory. In addition, the Company plans to market its products to government agencies. The Company's headset has been approved for sale to Boeing, a prime contractor of
 NASA, for use by astronauts in outerspace. To date, the Company has had $3,825 of sales to Boeing for two prototype headsets. While profits from government contracts are anticipated to be minimal, such sales enhance the credibility and reputation of the selected headset and manufacturer, especially within the telephone industry.


             The Company's directed marketing and sales efforts will be supplemented by the distribution of the Company's products through established channels of distribution. These include: (i) specialized headset distributors that derive a majority of their revenues from the sale of headsets to both end users and, to a lesser extent, resellers; and (ii) larger electronic wholesalers that offer hundreds of products, including headsets. It is anticipated that a majority of sales of the Company's headsets to commercial users such as credit card companies and airlines will be through such distributors.


             As of June 26, 1996, the Company, in order to supplement its marketing efforts, entered into two-year marketing agreements with each of Martin Goldberg, Costas Takkas and Don Fraser, pursuant to which Mr. Goldberg was granted the non-exclusive right to market the Company's products throughout the United States, Mr. Takkas was granted the non-exclusive right to market such products in Central and South America and the Caribbean, and Mr. Fraser was granted the non-exclusive right to market such products in all other parts of the world. As consideration for the services to be rendered by each of such persons, the Company granted each of such persons a warrant to purchase up to 200,000 shares of Common Stock at an exercise price of $1.50 per share. The warrants are exercisable commencing on September 26, 1996, and expire two years thereafter. Under each of the agreements, the Company has also agreed to pay each of such persons two percent of the sales of the Company's products resulting from the efforts of Messrs. Goldberg, Takkas and Fraser. To date, the Company has not sold any of its products through the efforts of Messrs. Goldberg, Takkas or Fraser.


MANUFACTURING


             The Company purchases the components for its headsets from four suppliers in the Far East and 12 in the United States, who produce the components to the Company's specification based upon molds designed by the Company. The firms that supply 90% of the component parts of the Company's products are Whitney Blake Company of Vermont, Inc., Bellows Falls, Vermont; Primo Microphones Inc., McKenny, Texas; Globe Electronic Plug Connector, Inc., Taiwan; Chen Shing Spring Co., Ltd., Taiwan; and Fine Acoustics Company,

Ltd., Korea. An interruption in the supply of a component for which the Company is unable to readily procure a substitute source of supply could temporarily result in the Company's inability to deliver products on a timely basis, which in turn could adversely affect its operations. To date, the Company has not experienced any shortages of supplies. In order to meet the requirements of its customers for timely delivery of products, the Company manufactures headsets to meet forecasted customer requirements. Since such manufacturing occurs prior to the receipt of purchase orders, the Company maintains an inventory of finished headsets as well as components. At October 31, 1995, the amount of the Company's inventory was $90,061. For the six-month period ended April 30, 1996, the amount of the Company's inventory was $98,024.


             Production of the Company's headsets consists of assembly operations conducted at the Company's principal offices in Fort Pierce, Florida. The Company believes that the Fort Pierce office presently possesses sufficient production capacity, or could easily be expanded to accommodate up to $4 million of sales of the Company's products. See "DESCRIPTION OF PROPERTY." In the event that purchase orders were to exceed the production capabilities of the Fort Pierce location, the Company would be required to enter into subcontracting arrangements for the manufacturer of the Company's products by third parties. A delay in establishing such arrangements, if necessary, could adversely affect the Company's ability to deliver products on a timely basis to its customers, which in turn could adversely affect the Company's operations. The Company, however, believes that subcontracting the manufacture of the Company's products could be accomplished on short notice given the simple design of the Company's products.

COMPETITION

             The lightweight telephone headset industry is highly competitive and characterized by a few dominant manufacturers. The Company is aware of several companies which manufacture telephone headsets, each of which possesses greater financial, manufacturing, marketing and other resources than the Company. Primary among the Company's competitors is Plantronics, the world's largest manufacture of lightweight telephone headset, which estimates its share of the market to be 65% in North America and 60% worldwide and reported net sales from all of its products (including electronic amplifiers and other headset accessories and services) of approximately $170 million for the fiscal year 1995. Other competitors include ACS Wireless, GN Netcom, Inc. and UNEX Corporation. ACS Wireless was founded by Mr. Larkin, and the Company believes ACS Wireless has a market share of approximately 15%. See "DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

             The Company believes that in selecting telephone headsets, users primarily consider price, product quality, reliability, product design and features, and warranty terms. The Company believes that its headsets are superior in design and construction and substantially lower in price than the models currently available from the Company's competitors. No assurances can be given, however, that the Company's products will be perceived by users and distributors as providing a competitive advantage over competing headsets. In addition, no assurance can be given that competing technologies will not become available which are





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

superior, less costly or marketed by better known companies. Also, certain customers may prefer to do business with companies with substantially greater resources than the Company.

             In addition to direct competition from other companies offering lightweight telephone headsets, the Company may additionally face indirect competition in its industry from technological advances such as interactive voice response systems which require no human operators for certain applications such as account balance inquiries or airplane flight information. The Company believes that this competition will be more than offset by increased demand for headsets as voice telecommunication applications expand.

PROPRIETARY PROTECTION


             The Company does not presently own any patents for any of its products or technologies. Under the employment agreement of Keith Larkin, the Company's President, Treasurer, and Chairman of the Board, Mr. Larkin has, however, transferred to the Company any and all patentable rights he may have in the ProCom, Trinity, and the Freedom, and any feature thereof, as well as all other patent rights Mr. Larkin may conceive in the course of his employment with the Company. See "EXECUTIVE COMPENSATION-Employment Agreement." The Company intends to seek patent protection on its inventions at the appropriate time in the future. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will issue from any applications filed by the Company or that any patent issued will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to the Company. The Company may be subjected to, or may initiate, litigation or patent office interference proceedings, which may require significant financial and management resources. The failure to obtain necessary rights or the advent of litigation arising out of any such claims could have a material adverse effect on the Company's operations.


             Certain of the Company's employees involved in engineering and technical programs will be required to enter into confidentiality agreements as a condition of employment. The Company does not currently own any registered trademarks, although the Company intends to file trademark applications in the future with respect to its distinguishing marks.

EMPLOYEES

             The Company currently has 13 full-time employees and 2 part-time employees, including 3 persons in management, 3 persons in administration, 2 persons in marketing and 5 persons in assembly and production. The Company intends to hire up to 8 additional employees within the next three months, 4 of whom will work in production, 2 in marketing and 1 each in shipping and customer service. None of the Company's employees are represented by a collective bargaining unit, and the Company believes that its relationship with its employees is good.





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


ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                             RESULTS OF OPERATIONS

SIX-MONTH PERIOD ENDED APRIL 30, 1996 AS COMPARED TO SIX-MONTH PERIOD ENDED APRIL 30, 1995.


             Net sales for the six-month period ended April 30, 1996 totalled $403,805, representing a decrease of $4,502 in net sales for the comparable prior six-month period. The Company commenced the sale of its product through distributors during the first six months of fiscal 1996. During such period, the Company sold a total of 9,375 headsets, as compared to 8,099 headsets for the comparable prior six-month period.



             The Company only sold its products directly to the end user until the beginning of fiscal 1996. Thereafter, the Company also sold its products to distributors at discounted prices in order to gain market share. See "DESCRIPTION OF BUSINESS - Products." As a result, the cost of goods sold for the six months ended April 30, 1996 was $162,907, as compared to $138,435 for the comparable prior six-month period. The increase of $24,472 resulted from material to build the products ($8,455), direct labor expense ($11,073) and overhead attributable to the products ($4,904). The increase in cost of goods sold was caused by the Company's decision to sell products to distributors as well as directly to end users. Distributors made large volume purchases requiring the Company to carry larger inventories of finished goods as compared to the prior comparable six-month period. Accordingly, the Company's gross profit for the six-month period ended April 30, 1996 decreased by $28,973 from the comparable prior six-month period.



             Selling, general and administrative expenses for the first six months of fiscal 1996 increased by $7,977 over the comparable six-month period. The increase in such expenses resulted from investments of $22,631 in marketing research offset by the permanent closing in July 1995 of the Company's sales office in California, which resulted in a savings of $14,654. Consequently, net income from operations decreased approximately 49% for the first six months of fiscal 1996 over the comparable prior six-month period.



             The Company generated interest income of $12,908 for the first six months of fiscal 1996 as compared to interest income of $1,003 for the comparable prior six-month period. The interest income resulted from the Company's investment of the net proceeds from the private placement of securities during the six-month period ended April 30, 1996. Offsetting the interest income during the first six months of fiscal 1996 was an interest expense of $13,868 resulting from a loan of $250,000 from a stockholder of the Company. No comparable interest expense was incurred during the first six months of fiscal 1995. The loan was originally planned to support the Company's research and development efforts and as a reserve for unanticipated cash requirements. Because the Company decided that the proceeds of the loan would not be needed, the principal amount of the loan and accrued interest of $13,868 were repaid in April 1996. The principal amount of the loan accrued interest at the rate of 14.3% per annum. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

             The Company generated net income of $35,575 for the first six months of fiscal 1996 as compared to net income of $82,063 for the first six months of fiscal 1995. The principal reasons for the decrease in net income between the periods were the Company's investment in market research and research and development of $32,105 during the first six months of fiscal 1996 versus $2,670 for the comparable prior six-month period, the implementation of a new computer system during the first six months of fiscal 1996, which resulted in an expense of $8,815, as compared to no comparable expense during the first six months of fiscal 1995, and the decrease in profit margin resulting from the sale of the Company's product primarily through distributors, rather than directly to end users, during the first six months of fiscal 1996. Sales through distributors were made at lower prices than sales to end users.

FISCAL YEAR ENDED OCTOBER 31, 1995


             For the fiscal year ended October 31, 1995, the Company realized net sales of $830,667 on the sale of 17,599 headsets. Cost of goods sold for this period was $358,595, which resulted in gross profits of $472,072. Net income for the 12-month period totalled $43,959, after non-recurring expenses and auditing expenses in excess of $50,000 related to the Company's sale in 1995 of 864,000 shares of Common Stock and corporate start-up expenses.


                        LIQUIDITY AND CAPITAL RESOURCES


             The current ratio (current assets to current liabilities) of the Company was 2.50 to 1.00 at October 31, 1995 and working capital was $412,373. For the six-month period ended April 30, 1996 the current ratio was
77.3 to 1.00 and current assets exceeded current liabilities by 920,942, primarily as a result of the Company's private placement of securities during the period and the repayment of a loan of $250,000 from a stockholder of the Company. The Company's working capital was $920,942 for the six-month period ended April 30, 1996, as compared to $472,533 for the comparable prior six-month period.


             During the fiscal year ended October 31, 1995 and thereafter, the Company has funded its working capital requirements with cash flow from operations and the net proceeds of $852,226 from the private sale of 1,964,000 shares of Common Stock. The Company intends to use the cash it generates from operations and the net proceeds from the private sale of Common Stock to increase its market share in the fast-food headset market and to enter the telephone user market. Management believes that the Company has sufficient funds to meet the Company's anticipated working capital requirements for at least 12 months.


             Effective December 9, 1994, the Company entered into an amended and restated employment agreement with Keith Larkin, the President, Chairman of the Board and Treasurer of the Company. Under the agreement, Mr. Larkin will be entitled to receive an annual salary of up to $90,000 (as adjusted each year by at least the percentage increase in the Consumer Price Index). The Company, however, is only required to pay Mr. Larkin such maximum annual salary if the Company generates annual sales for a fiscal year of at least $2 million and has pre-tax income equal to at least 20% of the Company's annual sales. In all other cases, the Board of Directors sets Mr. Larkin's salary, taking into account the Company's projected






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


financial performance and cash required to satisfy the Company's anticipated operating expenditures. See "EXECUTIVE COMPENSATION-Employment Agreement."


             In order for the Company to maximize the potential of the telephone user market and to enable the Company to expand into additional markets, including government agencies and personal computers, the Company will require additional capital. It is anticipated that the Company will seek to raise such additional financing through a private or public offering of equity, although there are presently no agreements, understandings or arrangements with respect to any additional financing and no assurances can be given that the Company will be able to obtain such additional financing. The Company presently does not intend to finance, to any significant extent, its growth through debt financing.

ITEM 3.      DESCRIPTION OF PROPERTY


             The Company's executive, sales and manufacturing offices occupy approximately 3,200 square feet of space located at 3309 and 3311 Industrial 25th Street, Fort Pierce, Florida 34946, pursuant to two leases expiring on November 30, 1997. The Company also has the option of renewing the leases expiring in November 1997 for an additional two-year period on the same terms and conditions, except the monthly rental rate will increase by approximately $20.00 per month. The Company's aggregate monthly rent under both leases is $1,425.67. The Company considers its rental space adequate for its present operations, and believes additional space is available near its present location, if needed.







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ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


             The following table sets forth the beneficial ownership of the Common Stock as of August 30, 1996 by: (i) each of the Company's officers and directors; (ii) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; and (iii) all of the Company's officers and directors as a group:


 Name and Address of                                 Shares Owned
 Beneficial Owner                                     Beneficially                    Percentage of Class
 -------------------                                  ------------                    -------------------
 Keith Larkin                                         1,580,000(1)                           35.1%
 c/o Pro Tech Communications, Inc.
 3311 Industrial 25th Street
 Fort Pierce, Florida 34946

 Kenneth Campbell                                      25,000(2)                              0.6%
 c/o Pro Tech Communications, Inc.
 3311 Industrial 25th Street
 Fort Pierce, Florida 34946

 Richard Hennessey                                     25,000(2)                              0.6%
 c/o Pro Tech Communications, Inc.
 3311 Industrial 25th Street
 Fort Pierce, Florida 34946

 Harris McLean Financial Group, Ltd.                   220,000(3)                             5.3%
 P.O. Box 30758
 Cayman Islands, B.W.I.

 All officers and directors as a group               1,630,000(1)(2)                         35.8%
 (3 persons)

  _________________________
  (1) Includes 540,000 shares of Common Stock underlying a stock option, which is presently exercisable at $.50 per share and expires on April 15, 1999.

  (2) Represents 25,000 shares of Common Stock underlying a stock option, which is presently exercisable at $.50 per share and expires on April 15, 1999.

  (3) Includes 200,000 shares of Common Stock underlying an option which is presently exercisable at $.60 per share and expires on May 2, 1997.

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

             The following table sets forth certain information with respect to the executive officers and directors of the Company:

             NAME                                  AGE              POSITION WITH THE COMPANY
             ----                                  ---              -------------------------
             Keith Larkin                           72              Chairman of the Board, President and Treasurer

             Kenneth Campbell                       53              Director, Secretary and Vice President-Operations

             Richard Hennessey                      37              Vice President - Marketing


             Keith Larkin is the founder, Chairman of the Board, President and Treasurer of the Company. Mr. Larkin's 30 year professional career has been devoted to designing, manufacturing and marketing his new designs in lightweight telephone headsets. In 1961, Mr. Larkin founded Plantronics, the current industry leader in lightweight telephone headsets with annual sales of all its products (including the electronic amplifier) in 1995 of approximately $170 million. From 1961 until he sold his interest in 1967, Mr. Larkin served as the President and Chairman of Plantronics, during which period Plantronics established itself as the main source of lightweight telephone headsets to the telephone industry and provided the headsets for NASA's Mercury, Gemini and Apollo moon flights. In the late 1970s, Mr. Larkin conceived, developed and patented a new design in headsets, and in 1980, he founded ACS Wireless to manufacture a new line of headsets to compete against the Plantronics' headsets. With Mr. Larkin as its President, ACS Wireless attained $1 million monthly sales figures to the telephone market within 3 years of operations and replaced Plantronics' headsets on the NASA Space Shuttle. In 1986, he left ACS Wireless to become involved in Christian children's relief programs in Haiti and Honduras for a period of three years. From January 1989 to August 1991, Mr. Larkin served as the President of Advanced Recreational Technology, Inc., an engineering research and development company owned by Mr. Larkin. In August 1991, Mr. Larkin founded Pro Tech Systems, a California limited partnership which he managed as general partner. Pro Tech Systems was formed to design, manufacture and market lightweight telephone headsets. Upon the transfer of all of the assets of Pro Tech Systems to the Company in November 1994, Mr. Larkin became the Chairman of the Board, President and Treasurer of the Company, positions which he has held since such time.


             Kenneth Campbell has held the positions of Vice President-Operations, Secretary, and a director of the Company since November 9, 1994. As Vice President-Operations, Mr. Campbell is responsible for all aspects of manufacturing including materials management, production, quality control, and all related accounting. From 1967 through 1979, he served as the President of the Boathouse of Lexington, Inc., a corporation dealing in a line of pleasure boats manufactured by the SeaRay Corporation. From 1980 through 1989, Mr. Campbell owned several retail businesses specializing in consumer product sales, including Campbell

Distributors, Inc. and Campbell & Associates of Fort Pierce, Florida, Mr. Campbell has been employed as a real estate broker for Prudential Real Estate in 1990/1991 and as a sales manager for Pace Homes, Inc. and Versa Development, Inc. from 1992 to 1993.

             Richard Hennessey joined the Company as Director of Marketing in August 1995 and was appointed Vice President - Marketing on June 10, 1996.
From 1982 through 1984, Mr. Hennessey was a salesman with the computer sales division of Lanier Business Products located in Boston, Massachusetts. From 1984 through April 1994, Mr. Hennessey held various new venture sales and sales management positions with Digital Equipment Corporation ("Digital"). From January 1995 until Mr. Hennessey joined the Company, he was engaged in voluntary missionary work.

ITEM 6.      EXECUTIVE COMPENSATION

             Set forth below is certain information concerning the compensation paid to the Company's chief executive officer for the fiscal year ended October 31, 1995. No other executive officer of the Company received compensation in excess of $100,000 for such fiscal year.

SUMMARY COMPENSATION TABLE

             The following table provides the cash and other compensation paid or accrued by the Company to its chief executive officer for the fiscal year ended October 31, 1995:

                                      Annual Compensation                               Long Term Compensation
                                      -------------------                               ----------------------

                                                                                        Securities
                                                                         Restricted     Underlying
                                          Other         Annual           Stock            Stock             LTIP     All Other
Name/Position       Year        Salary    Bonus         Compensation     Awards          Options           Payouts   Compensation
-------------       ----        ------    -----         ------------     ----------      ----------        -------   ------------
Keith Larkin        1995        $22,500    0                $0               0               0               0           0


EMPLOYMENT AGREEMENT


           Effective December 9, 1994, Keith Larkin entered into a five-year amended and restated employment agreement with the Company, pursuant to which he has the duties of President and Treasurer of the Company and has a right to receive an annual salary of up to $90,000, which may increase each year by an amount not less than the percentage increase in the United States Consumer Price Index. Under the agreement, Mr. Larkin will only be entitled to receive an annual salary of $90,000 if the Company generates annual sales for a fiscal year of $2 million and has pre-tax income equal to at least 20% of the Company's annual sales. In all other cases, the Board of directors sets Mr. Larkin's salary, taking into account the Company's projected financial performance and cash required to satisfy the Company's anticipated operating expenditures. As part of the consideration Mr. Larkin provided to the Company in exchange for the Company's obligations under the employment agreement, Mr.

Larkin assigned all of his rights, title and interest in and to any and all inventions, discoveries, developments, improvements, processes, trade secrets, trademark, copyright and patent rights of which he conceived during the five years prior to the date of the agreement. This provision covers the patent rights, if any, associated with the ProCom, Trinity and Freedom lightweight telephone headsets. For the fiscal year ended October 31, 1995, the Company paid Mr. Larkin a salary of $22,500, and Mr. Larkin will receive a salary of $40,000 for the fiscal year ending October 31, 1996.


           The Company does not have written employment agreements with Kenneth Campbell or Richard Hennessey. During the fiscal year ended October 31, 1995, the Company paid Messrs. Campbell and Hennessey salaries of $40,000 and $7,500, respectively. For the fiscal year ending October 31, 1996, the Company will pay Messrs. Campbell and Hennessey salaries of $48,000 and $40,000, respectively.

STOCK OPTION PLAN

           In April 1996, the Board of Directors of the Company adopted the Company's 1996 Stock Option Plan (the "Plan"). The Plan provides for the grant by the Company of options to purchase up to an aggregate of 590,000 of the Company's authorized but unissued shares of Common Stock (subject to adjustment in certain cases including stock splits, recapitalizations and reorganizations) to officers, directors, consultants, and other persons rendering services to the Company.

           The purposes of the Plan are to provide incentive to employees, including officers, directors and consultants of the Company, to encourage such persons to remain in the employ of the Company and to attract to the Company persons of experience and ability. The Plan terminates on April 15, 2006.

           Options granted under the Plan may be either incentive stock options within the meaning of the Internal Revenue Code of 1986, as amended ("incentive options"), or options that do not qualify as incentive options ("nonqualified options"). The exercise price of incentive options must be at least equal to the fair market value of the shares of Common Stock on the date of grant; provided, however, that the exercise price of any incentive option granted to any person who, at the time of the grant of the option, owns stock aggregating 10% or more of the total combined voting power of the Company or of any parent or subsidiary of the Company ("Ten Percent Shareholder"), must not be less than 110% of the fair market value of such shares on the date of grant of the incentive option. No incentive option may be granted under the Plan to any individual if the aggregate fair market value of the shares (determined as of the time the option is granted) which vest (i.e. first become exercisable) during any calendar year, under all incentive options held by such optionee exceeds $100,000. There is no limitation on the amount of nonqualified stock options which may be granted to any participant in the Plan. Options may be granted under the Plan for terms of up to ten years; provided, however, that the term of any incentive option granted to any Ten Percent Shareholder, may not exceed five years. Options granted under the Plan to officers, directors or employees of the Company may be exercised only while the optionee is employed or retained by the Company. However, options which are exercisable at the time of termination may be exercised within three months of the date of termination, and twelve months after termination of the employment relationship or directorship if such termination was by reason of death or permanent disability of the optionee.

           On April 15, 1996, options to purchase 25,000 shares were granted to each of Kenneth Campbell and Richard Hennessey and options to purchase 540,000 shares were granted to Keith Larkin. All of such options are immediately exercisable at the option price of $0.50 per share and expire on April 15, 1999.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


           On November 1, 1994, all of the assets of Pro Tech Systems, a California limited partnership, were transferred to the Company. In exchange, the Company issued 1,000,000 shares of Common Stock to Mr. Larkin (the general partner of the partnership) and 1,000,000 shares to the 12 limited partners of the partnership.



           On September 12, 1995, Euro Investment Corporation, a corporation organized under the laws of the Cayman Islands, loaned the Company $250,000. Interest on the principal amount of the loan accrued at the rate of 14.3% and all principal and accrued interest was payable on demand. The loan was secured by the Company's accounts receivable. In April 1996, the Company repaid the principal amount of the loan and all accrued interest thereon ($13,868). At the time such loan was made to the Company, Eurovest Securities Ltd. ("Eurovest"), a corporation organized under the laws of the Cayman Islands, beneficially owned approximately 5.2% of the Company's then-issued and outstanding Common Stock. Don Fraser, an individual who has entered into a two-year marketing agreement with the Company, controls Euro Investment Corporation which owns 50% of the stock of Eurovest. See "DESCRIPTION OF BUSINESS-Marketing and Sales."



           In connection with the Company's sale of 1,964,000 shares of Common Stock during 1995 and 1996, Harris McLean Financial Group, Ltd. ("Harris McLean") acted as sales agent for the Company with respect to the sale of shares outside of the United States. As consideration for the services of Harris McLean, the Company paid such firm a commission of $40,950 and granted the firm an option (without the payment of any cash consideration) to purchase 200,000 shares of Common Stock at an exercise price of $.60 per share. The option is presently exercisable and expires on May 2, 1997.


ITEM 8.    DESCRIPTION OF SECURITIES


           The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.001 per share. As of August 30, 1996, there were 3,964,000 shares of Common Stock issued and outstanding to 24 stockholders of record.


           Holders of Common Stock are entitled to cast one vote for each share owned of record at all stockholder meetings for all purposes. Since holders of Common Stock do not have cumulative voting rights, holders, individually or as a group, of more than 50% of the outstanding shares of Common Stock present and voting at an annual meeting of stockholders at which a quorum is present can elect all of the directors of the Company. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. All of the outstanding shares of Common Stock are fully paid and nonassessable.

           Holders of Common Stock are entitled to receive ratably on a pro-rata basis dividends, if any, as may be declared from time to time by the Board of Directors in its sole discretion from funds legally available therefor. No dividends have been declared since the Company was formed in October 1994. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to receive ratably on a pro-rata basis the Company's assets, if any, remaining after payment of the Company's liabilities.

           American Stock Transfer & Trust Company, New York, New York, serves as transfer agent for the Common Stock.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


           The Common Stock began trading on the National Association of Securities Dealers, Inc. Electronic Bulletin Board on March 22, 1996. On August 30, 1996, the closing bid price of the Common Stock as reported on the Electronic Bulletin Board was $2 7/8. The market quotation reflects inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent an actual transaction. As of August 30, 1996, there were 42 record holders of the Common Stock.



           As of August 30, 1996, there were 3,964,000 shares of Common Stock issued and outstanding, of which 1,964,000 shares were offered and sold in reliance on the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933 (the "Securities Act"). The shares of Common Stock acquired pursuant to Rule 504 may be resold without registration under the Securities Act, unless the holders of such shares would be deemed underwriters or dealers. The balance of the outstanding shares of Common Stock, representing 2,000,000 shares, are restricted securities and unless registered under the Securities Act may not be sold publicly until November 1996, at which time such shares may be sold pursuant to Rule 144 promulgated under the Securities Act. Generally, Rule 144 permits the sale by a stockholder, within any three-month period, of such amount of shares which does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale.



           The Company granted an option to Harris McLean to purchase 200,000 shares of Common Stock at exercise price of $.60 per share. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." The option is presently exercisable and expires on May 2, 1997. The option was issued, and the shares underlying the option will be issued, pursuant to Regulation S promulgated under the Securities Act. Accordingly, if Harris McLean exercises the option after the effective date of this Report, the shares acquired pursuant to the exercise of the option may be publicly resold in the United States only in compliance with the registration requirements of the Securities Act or an exemption therefrom.


           The Company granted options to purchase 590,000 shares to the executive officers of the Company pursuant to Rule 701 promulgated under the Securities Act. Accordingly, the shares underlying the options may be publicly resold by such executive officers 90 days after the effective date of this Report.


           As of June 26, 1996, the Company issued warrants to purchase 200,000 shares of Common Stock to each of Messrs. Martin Goldberg, Costas Takkas and Don Fraser pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act. The warrants issued to Messrs. Takkas and Fraser were also exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder. The shares of Common Stock underlying the warrants may be registered for sale by Messrs. Goldberg, Takkas and Fraser pursuant to certain demand and piggy-back registration rights.


ITEM 2.    LEGAL PROCEEDINGS

           The Company is not a party to any legal proceeding.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

           Not Applicable.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

           The Company has issued the following securities since its formation in October 1994:

           On November 1, 1994, all of the assets of Pro Tech Systems, a California limited partnership, were transfered to the Company as consideration for the issuance of 2,000,000 shares of Common Stock to 13 persons, including Mr. Larkin and the 12 limited partners of the limited partnership. This transaction was considered exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

           On November 3, 1994, the Company granted Westek Electronics, Inc. ("Westek"), a company controlled by Mr. Larkin's son, a two-year option to purchase 40,000 shares of Common Stock at an exercise price $.50 per share. The option is presently exercisable and expires on March 2, 1997. The option was issued to Westek in consideration of a loan of $20,000 from Westek to the Company. The loan was repaid in full on May 1, 1995. This transaction was considered exempt from the registration requirements from the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D.

           From January 5, 1995 to November 15, 1995, the Company offered and sold 864,000 shares of Common Stock at $.50 per share to 13 persons pursuant to Rule 504 of Regulation D promulgated under the Securities Act. In connection with such transaction, the

Company granted an option to Harris McLean to purchase up to 200,000 shares of Common Stock. The option was granted to Harris McLean pursuant to Regulation S promulgated under the Securities Act.

           From April 8, 1996 to May 15, 1996, the Company sold 1,100,000 shares at $.50 per share to 56 persons pursuant to Rule 504 of Regulation D promulgated of the Securities Act.

           On April 15, 1996, options to purchase 25,000 shares under the 1996 Stock Option Plan were granted to each of Kenneth Campbell and Richard Hennessey and options to purchase 540,000 shares under such plan were granted to Keith Larkin. The grant of such options was exempt under Section 4(2) of the Securities Act.

           As of June 26, 1996, the Company granted to each of Martin Goldberg, Costas Takkas and Don Fraser a warrant to purchase 200,000 shares of Common Stock at an exercise price of $1.50 per share. These transactions were considered exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act. In addition, the transactions with Messrs. Takkas and Fraser were exempt from such registration requirements under Regulations S promulgated under the Securities Act.


ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Pursuant to the Company's Articles of Incorporation, the Company has agreed to indemnify any officer or director, or any former officer or director, to the full extent permitted by law. As a result, the Company will indemnify any officer or director who is a party to a lawsuit by reason of such person's service as a director or officer against expenses and amounts incurred in connection with such lawsuit if he or she acted in good faith, and, with respect to a criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. The Company will also indemnify such persons against expenses reasonably incurred by him or her in connection with the defense or settlement of suit brought by or in the right of the Company to procure a judgment in its favor, if such person acted in good faith and is not adjudged to be liable for negligence, unless a court determines that such person is entitled to indemnity, notwithstanding the adjudication of liability for negligence.

           On April 15, 1996, the Company granted three executive officers of the Company options to purchase an aggregate of 590,000 shares of Common Stock. The grants of the options were considered exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

                                    PART F/S


           The Company's financial statements begin on page F-1 to this Report.

(LOGO)  PEAT MARWICK LLP

        700 20th Street
        P.O. Box 249
        Vero Beach, Fl 32961



                        INDEPENDENT AUDITORS' REPORT


The Board of Directors
Pro Tech Communications, Inc.


We have audited the accompanying balance sheet of Pro Tech Communications, Inc. as of October 31, 1995 and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro Tech Communications, Inc. as of October 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                /s/ KPMG Peat Marwick LLP


November 28, 1995

                         PRO TECH COMMUNICATIONS, INC.

                                BALANCE SHEET

                                October 31, 1995





                                  Assets

Current assets:

       Cash and cash equivalents                                                                $     571,270

       Accounts receivable less allowance for doubtful accounts of $22,080                            123,073
       Inventory (note 2)                                                                              90,061
       Other current assets                                                                             1,122
                                                                                                -------------

           Total current assets                                                                       785,526

Net property and equipment (note 3)                                                                    90,166
                                                                                                -------------
                                                                                                $     875,692
                                                                                                =============

                   Liabilities and Stockholders' Equity

Current liabilities:

       Notes payable (note 4)                                                                         250,226
       Accounts payable                                                                                28,581
       Accrued expenses (note 8)                                                                       34,186
                                                                                                -------------
           Total current liabilities                                                                  312,993

Stockholders' equity: (note 5)

       Common stock, $.001 par value, authorized 10,000,000 shares, issued
         and outstanding 2,864,000 shares                                                               2,864
       Additional paid-in capital                                                                     515,876
       Retained earnings                                                                               43,959
                                                                                                -------------
           Total stockholders' equity                                                                 562,699

Commitments (note 7)
                                                                                                -------------
                                                                                                $     875,692
                                                                                                =============


See accompanying notes to financial statements.

                         PRO TECH COMMUNICATIONS, INC.

                              STATEMENT OF INCOME

                          Year ended October 31, 1995




Net sales (note 9)                                                                        $       830,667

Cost of goods sold                                                                                358,595
                                                                                                  -------
           Gross profit                                                                           472,072

Selling, general and administrative expenses                                                      415,407
                                                                                                  -------
           Income from operations                                                                  56,665

Other income (expense):
       Interest income                                                                              2,160
       Interest expense                                                                            (1,967)
       Miscellaneous income                                                                         1,033
                                                                                                 --------
           Income before income taxes                                                              57,891

Income taxes (note 8)                                                                              13,932
                                                                                                  -------



           Net income                                                                     $        43,959
                                                                                                  =======

Net income per common share                                                               $           .02
                                                                                                  =======

See accompanying notes to financial statements.

                         PRO TECH COMMUNICATIONS, INC.

                       STATEMENT OF STOCKHOLDERS  EQUITY

                          Year ended October 31, 1995




                                                                   Additional
                                                      Common        Paid-in       Retained
                                                       Stock        Capital       Earnings        Total
                                                       -----        -------       --------        -----
Balance, November 1, 1994                       $      2,000          119,485           -         121,485

Issuance of 864,000 shares of common stock
     (note 5) (net of costs of $32,000)
                                                         864          396,391           -         397,255

Net earnings                                               -                -      43,959          43,959
                                                     -------      -----------   ---------        --------

Balance, October 31, 1995                       $      2,864          515,876      43,959         562,699
                                                     =======      ===========    ========        ========


See accompanying notes to financial statements.

                         PRO TECH COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                October 31, 1995



 Cash flows from operating activities:
        Cash received from sale of merchandise                                           $          723,566
        Cash paid to vendors and employees                                                         (738,295)
        Interest paid                                                                                (1,967)
        Interest received                                                                             2,160
                                                                                                  ---------
            Net cash used by operating activities                                                   (14,536)
                                                                                                  ---------
 Cash flows from investing activities:
        Purchase of property and equipment                                                          (70,976)
        Proceeds from sale of property and equipment                                                  3,275
                                                                                                  ---------
            Net cash used in investing activities                                                   (67,701)
                                                                                                  ---------
 Cash flows from financing activities:
        Principal payments on notes payable                                                          (2,420)
        Repayment of loan payable                                                                    (5,721)
        Proceeds from note payable                                                                  250,000
        Proceeds from issuance of common stock                                                      397,255
                                                                                                  ---------
            Net cash provided by financing activities                                               639,114
                                                                                                  ---------
            Net increase in cash and cash equivalents                                               556,877
                                                                                                  ---------
 Cash and cash equivalents at beginning of year                                                      14,393
                                                                                                  ---------
 Cash and cash equivalents at end of year                                                $          571,270
                                                                                                  =========
 Reconciliation of net income to net cash used by operating activities:

 Net income                                                                                          43,959
 Adjustments to reconcile net income to net cash used by operating activities:
        Depreciation and amortization                                                                20,619
        Allowance for doubtful accounts                                                               8,779
        Gain on disposal of fixed assets                                                               (829)
        Increase in accounts receivable                                                             (42,220)
        Increase in inventory                                                                       (65,914)
        Increase in other assets                                                                       (500)
        Decrease in accounts payable                                                                 (2,607)
        Increase in accrued expenses                                                                 27,007
        Decrease in other liabilities                                                                (2,830)
                                                                                                  ---------
            Total adjustments                                                                       (58,495)
                                                                                                  ---------
            Net cash used by operating activities                                        $          (14,536)
                                                                                                  =========

See accompanying notes to financial statements.

                         PRO TECH COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                October 31, 1995




(1)      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)   BUSINESS

               Pro Tech Communications, Inc. (the "Company") was organized and incorporated under the laws of the State of Florida for the purpose of designing, developing, producing and marketing lightweight telephone headsets. The current year market consists of fast-food franchises who use the headsets in drive-thru services, but the product has potential in other industries.

               On November 1, 1994 all assets and liabilities of Pro Tech Systems (a limited partnership) were transferred to Pro Tech Communications, Inc. The former partners of Pro Tech Systems received 2,000,000 shares of common stock in the Company in exchange for their respective interests in the limited partnership.

         (B)   CASH AND CASH EQUIVALENTS

               The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

         (C)   INVENTORY

               Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

         (D)   REVENUE AND COST RECOGNITION

               The Company recognizes revenues as products are shipped. A portion of sales is made to distributors, who purchase the product with no right of return. New customers are extended a 30-day trial period during which the product may be returned. Additionally, each headset carries a two year warranty. The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in the caption "Accrued expenses" in the balance sheet.

         (E)   PROPERTY AND EQUIPMENT

               Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are generally 5-10 years. Repair and maintenance costs are charged to expense when incurred.





                                                                     (Continued)

                         PRO TECH COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS




         (F)   INCOME TAXES

               Income taxes are calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Statement for Income Taxes". Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(2)   INVENTORY

      Inventory at October 31, 1995 consists of the following:

               Raw materials                                                             $        68,521
               Work in process                                                                     1,000
               Finished goods                                                                     20,540
                                                                                                 -------
                                                                                         $        90,061
                                                                                                 =======

(3)   NET PROPERTY AND EQUIPMENT

      The following is a summary of property and equipment at October 31, 1995:

               Production molds                                                          $        52,999
               Office equipment                                                                   40,091
               Production equipment                                                                8,217
               Leasehold improvements                                                              6,663
               Vehicles                                                                            1,984
                                                                                                --------

                     Total cost                                                                  109,954

               Less:  accumulated depreciation                                                    19,788
                                                                                                --------
                     Total                                                               $        90,166
                                                                                                ========

      Total depreciation expense was $20,464 for the period ended October 31, 1995.





                                                                     (Continued)

                         PRO TECH COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS




(4)   NOTES PAYABLE

      Notes payable consisted of the following at October 31, 1995:

      Note  payable  to  GMAC  bearing  fixed  interest  at  18.5%;  interest  and principal  payable in  sixty equal monthly  installments of  $143, final
         payment due November 1995; secured by vehicle.                                  $         226
      Note  payable to  Euro Investment  Corporation  bearing annual  interest  at
         14.3%, payable on demand                                                              250,000
                                                                                               -------

               Total notes payable                                                       $     250,226
                                                                                               =======

(5)   CAPITAL STOCK

      During fiscal year 1995, the Company underwent a stock offering under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering sold 864,000 shares of common stock at $.50 per share, yielding net cash proceeds of $399,255. At October 31, 1995, $2,000 was held in escrow for the benefit of the Company pending completion of the subscription agreement by an investor for 4,000 shares. This receivable is netted against additional paid-in capital.

      The Company, in conjunction with the stock offering of March 3, 1995, issued warrants for 200,000 shares of common stock to the sales agent responsible for sales outside the United States. As of October 31, 1995, a summary of the warrants to purchase common stock, currently exercisable, are as follows:

             Expiration Date                 Shares      Exercise Price Per Warrant
             ---------------                 ------      --------------------------
             May 2, 1997                     200,000                  $.60

(6)   RESEARCH AND DEVELOPMENT

      Research and development costs are expensed when incurred and are included in selling, general and administrative expenses. The amount charged to expense during fiscal year 1995 was $31,300.

(7)   OPERATING LEASES

      The Company leases office and production facilities under operating leases. Future minimum lease payments for such noncancelable leases as of October 31, 1995 are as follows:

                      1996                                                     $      13,927
                      1997                                                             8,232
                      1998                                                             1,372
                                                                                     -------

                      Total                                                    $      23,531
                                                                                      ======

      Rent expense under lease agreements totaled $15,319 for fiscal year 1995.





                                                                     (Continued)

(8)   INCOME TAXES

      Income taxes consist of the following:

                                                                                                  1995
                                                                                                  ----
               Current:
                    Federal
                                                                                         $      12,179
                    State                                                                        1,753
                                                                                               -------

                                                                                         $      13,932
                                                                                                ======

      The actual expense differs from the "expected" amount computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes as follows:

                Computed "expected" tax expense                                           $      19,683
                Increase (reduction) in income taxes resulting from:
                      State income tax, net of federal tax benefits                               1,200
                      Effect of graduated tax rates                                             (11,200)
                      Other, net                                                                  4,249
                                                                                                 ------

                                                                                          $      13,932
                                                                                                 ======

(9)   MAJOR CUSTOMERS

      For fiscal year 1995, approximately 60% of all sales were to McDonald's Restaurant franchises.

(10)  EMPLOYMENT AGREEMENT

      The Company has entered into an employment agreement with its' President expiring December 9, 1999. The agreement provides for a maximum annual salary of $90,000 with additional amounts added using the consumer price index as a minimum. The President is eligible for the maximum annual salary during a given year only if the Company generates annual sales of at least $2,000,000 and pre-tax income equal to at least 20% of the Company's annual sales. If at any time during the Company's fiscal year the Board of Directors determines the Company will not meet minimum requirements noted above, the Board shall determine the President's compensation for that year, taking into account the Company's projected financial performance and needs for that year.

                 ProTech Communications, Inc.
                 Balance Sheet and Statement of Equity
                 as of April 30, 1996 and April 30, 1995
                                 (unaudited)

                                                                Fiscal Year          Fiscal Year
                                                                   1996                 1995
                                                                -----------          -----------
                                    Assets

Current Assets:
         Cash and cash equivalents                              $   693,720           $ 256,092
         Accounts Receivable less bad debt allowance
         (19,382 in Fiscal Year 1996 vs. 22,040
         in Fiscal Year 1995)                                       140,725             145,484
         Deposits being Held                                            500                 500
         Inventory (note 2)                                          98,024              47,794
                                                                -----------           ---------

         Total current assets                                       932,969             449,870

         Net property and equipment (note 3)                        133,730              72,592
                                                                -----------           ---------

Total Assets                                                    $ 1,066,699           $ 522,262

                     Liabilities and Stockholders' Equity


Current Liabilities: (note 4)
         Accounts Payable                                             6,664              24,831
         Accrued expenses (note 8)                                    5,363              12,666
                                                                -----------           ---------

         Total Current Liabilities                                   12,027              37,497

Stockholder's Equity: (note 5)
         Common Stock, $.001 par value, authorized 10,000,000
         shares issued and outstanding 3,964,000                      3,964               2,864
         Additional Paid in Capital                                 971,711             360,495
         Retained Earnings                                           43,422              39,329
         Current Period Profit (Loss)                                35,575              82,063
                                                                -----------           ---------

         Total Stockholders' Equity                               1,054,672             484,749

Commitments (note 7)
                                                                -----------           ---------

Total Liabilities and Equity                                    $ 1,066,699           $ 522,246


See accompanying notes to financial statements

                 ProTech Communications, Inc.
                 Statement of Income
                 For the six months ended April 30, 1996 and 1995
                                 (unaudited)


                                                                Fiscal Year          Fiscal Year
                                                                    1996                 1995
                                                                -----------          -----------
Net Sales (note 9)                                              $   403,805          $  408,307

Cost of Goods Sold                                                  162,907             138,435

         Gross Profit                                               240,898             269,871

Selling, general and administrative expenses                        196,731             188,754

         Income from operations                                      44,167              81,117

Other income (expense):
         Interest income                                             12,908               1,003
         Interest expense                                           (13,868)                (57)
         Miscellaneous income                                          (250)                  0

                 Income before income taxes                          42,957              82,063

         Income taxes (note 8)                                        7,382                   0

                 Net Income                                     $    35,575          $   82,063

         Net income per share                                   $      0.01          $     0.02


See accompanying notes to financial statements.

                        PRO TECH COMMUNICATIONS, INC.
                           STATEMENT OF CASH FLOWS
               For the six months ended April 30, 1996 and 1995
                                 (unaudited)


                                                                Fiscal Year                  Fiscal Year
                                                                   1996                         1995
                                                                -----------                  ------------
Cash flows from operating activities:
  Cash received from sale of merchandise                        $  399,994                   $  354,634
  Cash paid to vendors and employees                              (407,182)                    (384,568)
  Interest paid                                                    (13,868)                         (57)
  Interest received                                                 12,908                        1,003
                                                                ----------                   ----------

      Net cash used by operating activities                         (8,148)                     (28,988)

Cash flows from investing activities:
  Purchase of property and equipment                               (42,092)                     (29,515)
  Proceeds from the sale of property and equipment                     -0-                          -0-
                                                                ----------                   ----------

      Net cash used in investing activities                        (42,092)                     (29,515)
Cash flows from financing activities:
  Proceeds from notes payable                                                                    20,000
  Payable to employee                                                                              (370)
Note payable: GMAC                                                                                 (644)
  Principal payments on notes payable                             (252,113)                           0
  Proceeds from issuance of common stock                           424,803                      256,282
                                                                ----------                   ----------

       Net cash provided by financing activities                   172,690                      275,268

Cash and cash equivalents at beginning of period                   571,270                       39,327

Cash and cash equivalents at end of period                      $  693,720                    $ 256,092

Reconciliation of net income to net cash used by operating activities:

Net income                                                      $   35,575                    $  82,063
Adjustments to reconcile net income to net cash used by
  operating activities:
  Depreciation and amortization                                     24,062
  Allowance for doubtful accounts                                    6,081
  Increase in accounts receivable                                  (14,332)                     (50,408)
  Increase in Inventory                                             (7,963)                     (23,647)
  Decrease in accounts payable                                     (21,875)                     (31,188)
  Increase in accrued expenses                                     (26,470)                      (2,836)
  Increase in other liabilities                                     (3,226)                      (2,972)
                                                                ----------                   ----------

       Total adjustments                                           (43,723)                   (111,051)

       Net cash used by operating activities                    $   (8,148)                  $ (28,988)

See accompanying notes to financial statements

                        PRO TECH COMMUNICATIONS, INC.
                      STATEMENT OF STOCKHOLDERS' EQUITY
                   For the six months ended April 30, 1996
                                 (unaudited)


                                                      Additional
                                         Common        Paid-in     Retained
                                         Stock         Capital     Earnings       Total
                                         -----         -------     --------       -----
Balance, November 1, 1994               $ 2,000        119,485        -           121,485

Issuance of 864,000 shares of               864        396,391      43,422        440,677
common stock (note 5) (net costs
of $32,000) March 3, 1995.

Issuance of 1,100,000 shares of           1,100        455,835        -           456,935
common stock (note 5) (net costs
of $90,050) April 8, 1996.

Net earnings                               -              -         35,575         35,575
                                                                    ------      ---------

Balance, April 30, 1996                 $ 3,964        971,711      78,997      1,054,672

See accompanying notes to financial statements

                         PROTECH COMMUNICATIONS, INC.

                        NOTES TO FINANCIAL STATEMENTS
                                 (unaudited)
                             for April 30, 1996


(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)  BUSINESS

              Pro Tech Communications, Inc. (the "Company") was organized and incorporated under the laws of the State of Florida for the purpose of designing, developing, producing and marketing lightweight telephone headsets. The current year market consists of fast-food franchises who use the headset in drive-thru services, but the product has potential in other industries.

              On November 1, 1994 all assets and liabilities of Pro Tech Systems (a limited partnership) were transferred to Pro Tech Communications, Inc. The former partners of Pro Tech Systems received 2,000,000 shares of common stock in the Company in exchange for their respective interests in the limited partnership.

         (B)  CASH AND CASH EQUIVALENTS

              The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

         (C)  INVENTORY

              Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

         (D)  REVENUE AND COST RECOGNITION

              The Company recognizes revenues as products are shipped. A portion of sales is made to distributors, who purchase the product with no right of return. New customers are extended a 30-day trial period during which the product may be returned. Additionally, each headset carries a two year warranty. The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in the caption "accrued expenses" in the balance sheet.

                        PRO TECH COMMUNICATIONS, INC.

                        NOTES TO FINANCIAL STATEMENTS
                                 (unaudited)

         (E)  PROPERTY AND EQUIPMENT

              Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are generally 5-10 years. Repair and maintenance costs are charged to expense when incurred.

         (F)  INCOME TAXES

              Income Tax calculations have not changed from the previously audited statements dated October 31, 1995 and the comparable period. Payments in 1996 have been based on the estimated audited amounts.

              Income taxes are calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Statement for Income Taxes". Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(2)  INVENTORY

     Inventory at April 30, 1996 consists of the following:

                 Raw Materials                              $ 78,829
                 Work in Progress                              1,000
                 Finished Goods                               18,195
                                                            --------

                                                            $ 98,024

                        PRO TECH COMMUNICATIONS, INC.

                        NOTES TO FINANCIAL STATEMENTS
                                 (unaudited)

(3)  NET PROPERTY AND EQUIPMENT

     The following is a summary of property and equipment at April 30, 1996

         Production molds                                 $  80,474
         Office equipment                                    41,266
         Production equipment                                22,981
         Leasehold improvements                               6,972
         Vehicles                                             5,268
         Research and development                               -0-
         Incorporation fees                                     -0-
                                                          ---------

               Total Cost                                   156,961

         Less: accumulated depreciation                      23,231
                                                          ---------

               Total                                      $ 133,730

(4)  LIABILITIES - NOTES PAYABLE

     The Company has $ 0 in notes payable as of April 30, 1996.

     Note payable to GMAC bearing fixed interest at 18.5%; interest and principal payable in sixty equal monthly installments of $ 143, final payment was due November 1995; secured by vehicle. Paid in full.

     Note payable to Euro Investment Corporation, $250,000., bearing annual interest at 14.3%, payable on demand, $13,868. Paid in full.

                        PRO TECH COMMUNICATIONS, INC.
                        NOTES TO FINANCIAL STATEMENTS
                                 (unaudited)


(5)  CAPITAL STOCK

     April 8, 1996, the Company underwent a stock offering under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering sold 1,100,000 shares of common stock at $0.50 per share yielding net cash proceeds of $424,803.

     March 3, 1995, the Company underwent a stock offering under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering sold 864,000 shares of common stock at $0.50 per share, yielding net cash proceeds of $396,391.

     The Company, in conjunction with the stock offering of March 3, 1995, issued warrants for 200,000 shares of common stock to the sales agent responsible for sales outside the United States. As of April 30, 1996, a summary of the warrants to purchase common stock, currently exercisable, is as follows:

          Expiration Date          Shares         Exercise Price Per Warrant
          ---------------          ------         --------------------------
         September 3, 1997         200,000                  $0.60

(6)  RESEARCH AND DEVELOPMENT

     Research and development costs are expensed when incurred and are included in selling, general and administrative expenses. The amount charged to expense during the first six months of fiscal year 1996 was $9,474.

(7)  OPERATING LEASES

     The Company leases office and production facilities under operating leases. Future minimum lease payments for such noncancelable leases as of April 30, 1996 are as follows:

                 1996                                $ 13,928
                 1997                                   8,232
                 1998                                   1,372
                                                     --------

                 Total                               $ 23,532

Rent expensed under lease agreements totaled $8,376 for the first six months for fiscal year 1996.

                        PRO TECH COMMUNICATIONS, INC.

                        NOTES TO FINANCIAL STATEMENTS
                                 (unaudited)


(8)  INCOME TAXES

         Estimated 1996 income taxes consist of the following:

                 Current:
                    Federal                                     $ 12,180
                    State                                          2,005
                                                                --------

                                                                $ 14,185

         Actual income taxes paid through April 30, 1996:

                    Federal                                     $  6,090


(9)  MAJOR CUSTOMERS

     For the first six months of fiscal year 1996, approximately 35% of sales were to McDonald's Restaurant franchises. With sales now expanded to new customers sold through distributors to reach a total of 65% of sales.

(10) EMPLOYMENT AGREEMENT

     The Company has entered into an employment agreement with its President expiring December 9, 1999. The agreement provides for a maximum annual salary of $90,000 with additional amounts added using the consumer price index as a minimum. The President is eligible for the maximum annual salary during a given year only if the Company generates at least $2,000,000 and pre-tax income equal to at least 20% of the Company's annual sales. If at any time during the Company's fiscal year the Board of Directors determines the Company will not meet minimum requirements noted above, the Board shall determine the President's compensation for that year, taking into account the Company's projected financial performance and needs for that year.

                                    PART III

EXHIBITS


           3.1 Articles of Incorporation of the Company, dated October 5, 1994, and the Amendments thereto, dated January 31, 1995.*



           3.2       By-laws of the Company.*



           10.1 Amended and Restated Employment Agreement, dated as of December 9, 1994, between the Company and Keith Larkin.



           10.2 Stock Option, dated March 3, 1995, issued by the Company to Harris McLean Financial Group, Ltd.*



           10.3 Stock Option, dated November 3, 1994, issued by the Company to Westek Electronics, Inc.*



           10.4      The Company's 1996 Stock Option Plan.*



           10.5 Stock Option, dated April 15, 1996, issued by the Company to Keith Larkin.*



           10.6 Stock Option, dated April 15, 1996, issued by the Company to Kenneth Campbell.*



           10.7 Stock Option, dated April 15, 1996, issued by the Company to Richard Hennessey.*


           10.8      Lease, dated July 20, 1994, between the Company and Sid
                     Motel.


           10.9 Lease, dated November 22, 1995, between the Company and Sidney Motel.*



           10.10 Marketing Agreement, dated as of June 26, 1996, between the Company and Martin Goldberg.*



           10.11 Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, issued by the Company to Martin Goldberg.



           10.12 Marketing Agreement, dated as of June 26, 1996, between the Company and Costas Takkas.*



           10.13 Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, issued by the Company to Costas Takkas.



           10.14 Marketing Agreement, dated as of June 26, 1996, between the Company and Don Fraser.*



           10.15 Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, issued by the Company to Don Fraser.



           27        Financial Data Schedule (for SEC use only).

___________________________

* Previously filed with initial filing of this Form 10-SB with the Commission on July 5, 1996.

                                   SIGNATURE



           In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRO TECH COMMUNICATIONS, INC.




Dated:  October 4, 1996           By: /s/ Keith Larkin
                                     -----------------------------------
                                     Keith Larkin
                                     President and Chairman of the Board

                               INDEX TO EXHIBITS





Exhibit                                   Description




10.1 Amended and Restated Employment Agreement, dated as of December 9, 1994, between the Company and Keith Larkin.


10.8                             Lease, dated July 20, 1994, between the
                                 Company and Sid Motel.


10.11 Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, between the Company and Martin Goldberg.



10.13 Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, between the Company and Costas Takkas.



10.15 Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, between the Company and Don Fraser.



27.                              Financial Data Schedule (for SEC use only).